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                                                                    EXHIBIT 21.1

List of Subsidiaries

Transwave Fiber (Shanghai), Inc., a corporation organized under the laws of Shanghai, the People's Republic of China

Finisar Malaysia Sdn Bhd, a Malaysia corporation

Finisar Singapore Pte. Ltd., a Singapore corporation

Finisar Europe Ltd., Gmbh, a German corporation

Genoa Corporation, a California corporation

Finisar Sales Inc., a Delaware corporation